September 17, 2024

James C. Malone
Chief Financial Officer
Consensus Cloud Solutions, Inc.
700 S. Flower Street, 15th Floor
Los Angeles, California 90017

       Re: Consensus Cloud Solutions, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Response Dated September 6, 2024
           File No. 001-40750
Dear James C. Malone:

       We have reviewed your September 6, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 22, 2024 letter.

Form 10-K for the Fiscal year Ended December 31, 2023
Notes to Consolidated Financial Statements
Note 3. Revenues, page 65

1. We note the reference in your response to prior comment 2 to the "Revenue's Invoiced"
       section of Note 3 as it relates to your remaining performance obligation disclosures.
       Please also revise your discussion of "Performance Obligations Satisfied Over Time" to
       clarify, as you have in your response, that revenue from usage-based fees is recognized in proportion to the amount for which you have the right to invoice for services performed, which corresponds with the utilization of the services by your customer. September 17, 2024
Page 2

       Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Vithya Aubee